Filed by Strategic Storage Growth Trust II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Strategic Storage Growth Trust II, Inc.

(Commission File No. 000-55617)

Date: February 24, 2022

February 24, 2022

Dear Stockholder:

We are pleased to announce that Strategic Storage Growth Trust II, Inc. (“SSGT II”) has entered into an agreement and plan of merger (“Merger Agreement”), whereby SSGT II would be acquired by a subsidiary of SmartStop Self Storage REIT, Inc. (“SmartStop”) in an all-stock transaction (the “Merger”), valuing SSGT II’s real estate portfolio at $280 million. SSGT II is sponsored by an indirect subsidiary of SmartStop. Concurrent with this announcement, SSGT II and SmartStop issued a joint press release describing the Merger and the related transactions, a copy of which is attached to this stockholder letter.

The proposed transaction would give SSGT II stockholders 0.9118 shares of SmartStop’s Class A common stock for every 1 share of SSGT II’s common stock owned, which represents an implied per share price of $13.75, when using SmartStop’s most recent estimated NAV of $15.08 per share as of June 30, 2021. This price also represents a premium to the most recent per share offering price of SSGT II’s shares. The transaction values SSGT II’s real estate assets at approximately $280 million, based on September 30, 2021 share counts and debt principal balances outstanding, and using the agreed exchange ratio and SmartStop’s estimated NAV per share of $15.08. Upon closing of the Merger, SSGT II stockholders can expect an increase in their annual distribution rate, as SmartStop has historically declared distributions at an annual rate of $0.60 per share.

Assuming the Merger is consummated in accordance with the terms of the Merger Agreement, SmartStop will acquire all of the real estate owned by SSGT II, creating a combined company consisting of 150 wholly-owned self storage facilities located in 19 states and Ontario, Canada, comprising approximately 100,500 self storage units and 11.5 million net rentable square feet.

Potential Strategic Benefits

•

The proposed exchange ratio represents an implied premium of approximately 37% to the most recent per share offering price for SSGT II stockholders, when using SmartStop’s most recent estimated NAV of $15.08 per share;

•

The proposed Merger consolidates SSGT II into SmartStop’s existing portfolio of 140 wholly-owned self storage properties, aggregating approximately $1.9 billion of self storage assets, and combines the portfolio with the fully-integrated brand of SmartStop® Self Storage;

•	SSGT II stockholders will continue to have a diversified investment in the self storage sector, while receiving an increase in distribution rate;

•	Combining portfolios should allow the size and scale of SmartStop to drive additional efficiencies through improved borrowing terms and expense economies of scale, among other factors;

•	Strong geographic overlap and consistent SmartStop® Self Storage branding between SmartStop and SSGT II should ensure operational continuity; and

•	By merging with a larger, fully-integrated company in SmartStop, the timeline for liquidity for SSGT II stockholders may be reduced.

SmartStop’s board of directors, a special committee of SmartStop’s board of directors and the board of directors of SSGT II (the “SSGT II Board”) each unanimously approved the Merger Agreement. The SmartStop special committee is comprised entirely of independent directors of SmartStop. The SSGT II Board is comprised of H. Michael Schwartz and James Barry. Mr. Schwartz also serves as Chief Executive Officer of SmartStop and Chairman of the SmartStop board, and Mr. Barry also serves as Chief Financial Officer of SmartStop.

Under the Merger Agreement, there will now be a 30 day “go shop period,” during which SSGT II will actively market the portfolio to other potential interested parties and solicit alternative proposals. Under the Merger Agreement, there will be a 30 day “go shop period,” during which SSGT II will actively market the portfolio to other potential interested parties and solicit alternative acquisition proposals. The go shop period will end as of 11:59 pm (Pacific Time) on March 26, 2022. The Merger Agreement provides for SSGT II to pay a termination payment of $2.6 million to SmartStop if SSGT II timely terminates the Merger Agreement in connection with a superior proposal that arises during the go shop period, and a termination payment of $5.2 million if SSGT II terminates the merger agreement in connection with a superior proposal that arises after the go shop period. There can be no assurance that the go shop period will result in a superior proposal, and SSGT II does not intend to disclose developments with respect to the solicitation process unless and until the SSGT II board of directors has made a decision with respect to any potential superior proposal.

The Merger is subject to certain closing conditions, including approval by our stockholders. The exact timing of the SSGT II stockholders meeting is not yet known, but we expect the SSGT II stockholders meeting to occur in the second quarter of 2022, and, if approved by the stockholders, we expect the Merger to close shortly thereafter. After the closing of the Merger, the expected ownership of the combined company is estimated as follows: approximately 79% existing SmartStop stockholders, approximately 11% current SSGT II stockholders, and approximately 10% management, using September 30, 2021 share and operating partnership unit counts.

Within the next 60 days, we expect to send you a proxy statement/prospectus, although timing could be impacted by uncertainties relating to the go shop period or review of the proxy statement/prospectus by the Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will contain relevant and important information about the Merger and will be used to solicit your vote on the transaction. You should review the proxy statement/prospectus carefully when it becomes available. Your response and approval is greatly appreciated, as it is critical to a timely closing of this transaction. For more information on the Merger, please see the attached press release, as well as the Current Report on Form 8-K filed by SmartStop with the SEC on February 24, 2022.

Suspension of the Distribution Reinvestment Plan

During the pendency of the Merger, the SSGT II Board has approved the temporary suspension of the distribution reinvestment plan (DRP) commencing March 6, 2022. This letter serves as the 10-day notice for such suspension pursuant to the DRP. Accordingly, DRP participants will receive future distributions, beginning with the payment of February’s distribution on or about March 15, in cash, as follows:

•	Investor accounts that are custodial-held will receive their future distributions directly into their custodial account in cash.

•	Investor accounts that are not held with a custodian will receive their future distributions in the form of a physical check sent in the mail to the investor’s address of record.

•	Investors that are currently receiving their distributions in cash form will not be affected.

10 Terrace Rd • Ladera Ranch • California • 92694

The SmartStop board of directors has historically declared distributions totaling $0.60 per share per year payable monthly, however, there can be no assurance that SmartStop will continue to declare distributions in this amount in the future.

Stockholders with questions about their outstanding shares should contact investor relations at (866) 418-5144. Additionally, if you need to update your address in order to receive distribution payments as noted in bullet #2, please contact investor relations.

We are truly excited about the future, as we believe that combining SSGT II and SmartStop bolsters our commitment to growth and maximizing stockholder value. On behalf of the SSGT II Board and the entire management team, thank you for your investment in SSGT II.

Continued successes,

H. Michael Schwartz

Chairman of the Board of Directors of SSGT II

Chief Executive Officer and President

Additional Information and Where to Find It

In connection with the proposed Merger, SmartStop intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of SSGT II and will also constitute a prospectus of SmartStop. SSGT II intends to mail or otherwise provide to its stockholders the proxy statement/prospectus and other relevant materials, and hold a meeting of its stockholders to obtain the requisite stockholder approval of the Merger. BEFORE MAKING ANY VOTING DECISION, SSGT II’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents that SmartStop files with the SEC (when available) from the SEC’s website at www.sec.gov and SmartStop’s website at https://strategicreit.com/site/sst2. In addition, the proxy statement/prospectus and other documents filed by SmartStop with the SEC (when available) may be obtained from SmartStop free of charge by directing a request to the following address: SmartStop Self Storage REIT, Inc., Attention: Nicholas M. Look, 10 Terrace Road, Ladera Ranch, California 92694, or by calling (877) 327-3485.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed Merger.

10 Terrace Rd • Ladera Ranch • California • 92694

Participants in Solicitation Relating to the Merger

SmartStop and SSGT II and their respective directors and executive officers, as well as SS Growth Advisor II, LLC, may be deemed, under SEC rules, to be participants in the solicitation of proxies from SSGT II’s stockholders with respect to the proposed Merger. Security holders can obtain information regarding the names, affiliations and interests of such persons in SmartStop’s proxy statement filed with the SEC on April 15, 2021 or in the proxy statement/prospectus regarding the proposed Merger when it becomes available. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.

Forward-Looking Statements

Statements about the expected timing, completion and effects of the Merger and the other transactions contemplated by the Merger Agreement and all other statements in this stockholder letter and any attachments provided with this stockholder letter, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. SmartStop and SSGT II may not be able to complete the proposed transaction on the terms described above or other acceptable terms or at all because of a number of factors, including without limitation, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the failure to obtain the approval of SSGT II’s stockholders or the failure to satisfy the other closing conditions to the Merger; (iii) risks related to disruption of management’s attention from the parties’ ongoing business operations due to the transaction; and (iv) the effect of the announcement of the Merger on the ability of the parties to retain and hire key personnel, maintain relationships with their customers and suppliers, and maintain their operating results and business generally.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent SmartStop’s and SSGT II’s views as of the date on which such statements were made. SmartStop and SSGT II anticipate that subsequent events and developments may cause its views to change. These forward-looking statements should not be relied upon as representing SmartStop’s or SSGT II’s views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of SmartStop are described in the risk factors included in SmartStop’s filings with the SEC, including SmartStop’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, copies of which are available on the SEC’s website, www.sec.gov. SmartStop and SSGT II expressly disclaim a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences.

10 Terrace Rd • Ladera Ranch • California • 92694